UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

October 5, 2023

We are writing to you in accordance with the provisions of Article 28 of the Securities Market Law, Unified Text approved by Supreme Decree No. 093-2002-EF and the Regulation of Relevant Information Communication and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01.

In this regard, and in connection with the subscription of the Bridge Loan Agreement for up to US$120,000,000.00 (One Hundred Twenty Million and 00/100 United States Dollars) that was informed by means of a Relevant Information Communication dated March 17, 2022 (the “Loan Agreement”) and whose disbursement was informed by means of a Relevant Information Communication dated April 5, 2022; we are pleased to inform that today, we have subscribed the extension of the Bridge Loan Agreement for up to US$112,000,000,000 (One Hundred Twelve Million and 00/100 United States Dollars). At the subscription date, a prepayment of US$8,000,000 (Eight Million and 00/100 United States Dollars) will be made. The financing will be repaid over a period of 12 months.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FERNANDO RODRIGO BARRON
Name:	Fernando Rodrigo Barron
Title:	VP of Corporate Finance and Business Development
Date:	October 5, 2023

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